

August 6, 2015

<u>Via U.S. Mail</u>
Mr. Rodney Giles
Managing Member
ICN Fund I, LLC
14511 Falling Creek Drive, Suite 105
Houston, TX 77014

> **Re: Tengasco, Inc.**
> **Amendment No. 2 to Schedule TO-T**
> **Filed August 4, 2015 by ICN Fund I, LLC**
> **File No. 005-59803**

Dear Mr. Giles:

We have reviewed your filing and have the following comments.

<u>Offer to Purchase</u>

<u>General</u>

1.   You have extended your tender offer. Please disclose the approximate number of securities deposited to date. See Rule 14e-1(d).

<u>What will happen to my restricted Shares of Tengasco common stock?</u>

2.   We refer to prior comment 7. Disclosure continues to state what will happen to outstanding restricted stock as a result of the offer. Advise as to the nature and source of your authority with respect to this restricted stock.

<u>1. Terms of the Offer</u>

3.   Please clarify the reference in this section to the "Operating Agreement Condition."

11.   Offer

Termination

4.   The proviso in this sentence still appears to contemplate an agreement with a third party regarding termination. Please advise, or revise your disclosure to eliminate this reference if there is no such agreement.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via E-mail
        Joshua D. Brinen, Esq.
        Brinen & Associates, LLC